FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2003.

AUDIOCODES LTD.

(Translation of registrant’s name into English)

4 Hahoresh Street, Yehud 56470 • ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  √

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On April 28, 2003 AudioCodes Ltd. (“the Company) issued a press release announcing revenues and net loss for the first quarter of 2003, that the Company has approved a program to repurchase up to $5 million of the Company’s ordinary shares and other recent developments. A copy of this press release is annexed hereto as Exhibit 1.

In addition, the Company’s acquisition of the UAS Product Group from Nortel Networks, previously announced on April 7, 2003, closed on April 28, 2003.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1.

Press release dated April 28, 2003 announcing revenues and net loss for the first quarter of 2003, that the Company has approved a program to repurchase up to $5 million of the Company’s ordinary shares and other recent developments.

The information set forth in the first, third, and fourth paragraphs of the press release attached as Exhibit 99.1 to this Report on Form 6-K, is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-12346; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; and (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.

(Registrant)

By:

/s/ MIKE LILO

Mike Lilo

Chief Operating Officer and Chief Financial Officer

Dated:

April 29, 2003

EXHIBIT INDEX

Exhibit No.

Description

1.

Press release dated April 28, 2003 announcing revenues and net loss for the first quarter of 2003, that the Company has approved a program to repurchase up to $5 million of the Company’s ordinary shares and other recent developments.